Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Six Months Ended
	December 30, 2012	December 29, 2013	December 28, 2014	December 27, 2015	December 25, 2016	June 25, 2017
Earnings:
Pre-tax income from continuing operations	$(117.6)	$(28.4)	$(71.8)	$(44.6)	$(52.3)	$(27.1)
Add: Fixed Charges adjusted for capitalized interest	72.3	52.4	46.5	42.6	40.8	20.3
Total	$(45.3)	$24.0	$(25.3)	$(2.0)	$(11.5)	$(6.8)

Fixed Charges:
Interest expense on debt and amortization of deferred financing costs	$66.4	$46.4	$39.4	$36.0	$34.7	$17.7
Capitalized interest	—	—	—	—	—	—
Estimate of interest in rent expense (1)	5.9	6.0	7.1	6.6	6.1	2.6
Total	$72.3	$52.4	$46.5	$42.6	$40.8	$20.3

Ratio of earnings to fixed charges	N/A	0.5	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(117.6)	$(28.4)	$(71.8)	$(44.6)	$(52.3)	$(37.3)

(1) The interest component of rent was estimated to be one-third of net rental expense, which we believe is representative of the interest factor